Reg(u)latory Announcement

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RECEIVED

2006 DEC -7 P 2:25

Free annual report

82-03277

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	18:00 23-Nov-06
Number	6371M

06019047

RNS Number:6371M
Tesco PLC
23 November 2006

23 November 2006
Tesco PLC

TRANSACTION IN OWN SHARES

Tesco PLC announces that on 23 November 2006 it purchased from Deutsche Bank AG London Branch 1,000,000 ordinary shares at an average price of 398.3475 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

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This information is provided by RNS
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Regulatory Announcement

Go to market news section

RECEIVED

2006 DEC -7 P 2:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	18:00 27-Nov-06
Number	7847M

RNS Number:7847M
Tesco PLC
27 November 2006

27 November 2006
Tesco PLC

TRANSACTION IN OWN SHARES

Tesco PLC announces that on 27 November 2006 it purchased from Deutsche Bank AG London Branch 3,000,000 ordinary shares at an average price of 397.2762 pence per share.

This purchase was effected pursuant to the irrevocable and non-discretionary instruction given prior to and as announced by Tesco Plc on Friday 24 November 2006. The purchased shares will be cancelled.

Contact: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

This information is provided by RNS
The company news service from the London Stock Exchange

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